MORGAN STANLEY & CO. LLC	CREDIT SUISSE SECURITIES (USA) LLC
1585 Broadway	Eleven Madison Avenue
New York, New York 10036	New York, New York 10010

May 8, 2015

Re:	GALAPAGOS NV (the “Registrant”)

Registration Statement on Form F-1 (File No. 333-203435)

Request for Acceleration of Effective Date

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several Underwriters, wish to advise you that approximately 4,000 copies of the Preliminary Prospectus issued May 6, 2015 and included in the Registration Statement on Form F-1, as filed on April 15, 2015 and as amended, were distributed during the period from May 6, 2015 through the date hereof to prospective underwriters, dealers, institutions and others.

Each of the undersigned advises that it has complied and will continue to comply, and we have been informed by the other participating underwriters that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Supplemental information supplied under Rule 418(a)(7) under the Act:

(i)	Date of Preliminary Prospectus: May 6, 2015

(ii)	Dates of distribution: May 7, 2015 through the date hereof

(iii)	Number of prospective underwriters to whom the Preliminary Prospectus was furnished: 5

(iv)	Number of prospectuses furnished to investors: approximately 3,990

(v)	Number of prospectuses distributed to others, including the Registrant, the Registrant’s counsel, independent accountants, and underwriters’ counsel: 10

In accordance with Rule 461 of the Act, we hereby join in the request of the Registrant for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on May 12, 2015 or as soon thereafter as practicable.

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Very truly yours,

Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC

Acting on behalf of themselves and the several Underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Pawan Passi
Name:	Pawan Passi
Title:	Executive Director

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Dr. Yasir Al-Wakeel
Name:	Dr. Yasir Al-Wakeel
Title:	Director

[Signature Page to Acceleration Request]